Mail Stop 3-8

      							 May 25, 2005




By Facsimile and U.S. Mail

Mr. Gregory R. Binkley
President and CEO
The Sportsman`s Guide, Inc.
411 Farwell Avenue South
St. Paul, MN 55075

      Re:    The Sportsman`s Guide Inc.
      	Form 10-K/A for the Year Ended
      	December 31, 2004
      	Filed May 12, 2005
        File No.  0-15767

Dear Mr. Binkley:

	We have reviewed your response dated April 29, 2005 to our comment letter dated March 25, 2005 and have the following additional
comment.   Please understand that the purpose of our review is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter. Form 10-K/A for the Year Ended December 31, 2004

Note A-3 Revenue Recognition, page 31

1. We note your response to prior comment 3 and continue to believe your revenue recognition policy is inconsistent with SAB 104. We view the Buyer`s Club membership fee to be analogous to refundable fees for services as discussed in Question 1 of SAB Topic 13A4. Question 1 permits you to recognize revenue applying either a SFAS No. 48 or SFAS No. 140 based accounting model. Under the SFAS 48 model, a portion of membership fees received will be deferred as an estimate of future refunds based on a homogeneous pool of customers, and recorded as a monetary liability. The monetary liability will be reduced at the earlier of refunds given or membership expiration. The remaining membership fees are recorded as deferred revenues in a non-monetary liability account and recognized straight-line over the remaining membership term. Changes in the estimated level of future refunds are reclassified between the monetary liability and deferred revenue.

Alternatively, you may apply a model akin to SFAS No. 140, whereby individual customer membership fees are received and accounted for as a monetary liability. The liabilities may be derecognized only when you are relieved of your refund obligation or released from your contractual service obligation. As individual customers purchase products the non-refundable portion of the monetary liability is reclassified to deferred revenue and recognized straight-line over the future remaining membership term from the point of purchase. The reclassification will occur successively as purchases occur until the entire fee is reclassified as deferred revenue. In either accounting model, membership fees become fixed when a membership term expires and existing monetary liabilities and deferred revenue are recognizable immediately.

If you adopt one of these models for recognizing revenues
associated
with refundable fees for services, please restate your financial statements providing the disclosures required by paragraphs 36 and
37 of APB 20 and file an amendment to your Form 10-K.  If you select
one of the above models as a suitable method and determine the effects of this change in accounting estimate has an immaterial effect on your consolidated net revenues, net income and trend in earnings, please demonstrate to us your consideration of immateriality by including a schedule contrasting the effects of your current accounting estimates, gross of refunds, with the effects of
either model.   Use a retrospective approach in the schedule and
account for effects in the current period of change and future periods if it affects both.

If you conclude the change in accounting estimate is immaterial in the current period but reasonably certain to have a material effect in later periods (i.e. increases in membership enrollment, member fees, etc.) disclose this conclusion in the period of change. If you decide not to apply either of the models mentioned above, please disclose that your accounting policy does not comply with GAAP, that your results would not be materially different if you recorded Buyer`s Club membership fees in accordance with GAAP and disclose the immaterial difference for each income statement presented.

Irregardless of your decision, SAB Topic 13A4 also requires you to disclose the following for each income statement presented:
* The unearned revenue and refund obligations as of the beginning of each period;
* The amount of cash received from customers;
* The amount of revenue recognized in earnings;
* The amount of refunds paid;
* Other adjustments (with an explanation thereof); and
* The ending balance of unearned revenue and refund obligations.

In your response please show us what your revised disclosures will look like.

	Please send us your response to our comment within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 551-3341 or, Donna Di
Silvio at (202) 551-3202, or in her absence to the undersigned at
(202) 551-3841.


									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. Gregory R. Binkley
The Sportsman's Guide, Inc.
May 25, 2005
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